UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

18th February 2019
London

Press Release

Pearson makes further progress on its simplification strategy with the sale of its US K12 courseware business.

Pearson today completes another major milestone in its simplification programme with the announcement of the sale of its US K12 courseware business to Nexus Capital Management LP (Nexus) for headline consideration of $250m. Total proceeds comprise an initial cash payment of $25m and an unconditional vendor note for $225m expected to be repaid in three to seven years. Following the repayment of the vendor note, Pearson is entitled to 20% of all future cash flows to equity holders and 20% of net proceeds in the event the business is sold. This additional consideration has been structured to provide Pearson with the potential to capture future upside in the US K12 courseware adoptions market over the coming years.

This disposal is an important part of our ongoing work to become a simpler and more efficient company, focused on fewer, bigger opportunities that contribute towards growth and our digital transformation. It will greatly simplify our ongoing technology, systems and office rationalisation. The broader US K12 market remains an important area of focus for Pearson and we are continuing to invest in faster growing digital services such as virtual schools and building on our strong position in US student assessment.  We will continue to provide Higher Education courseware for Advanced Placement programmes in K12 schools.

Pearson's US K12 courseware business provides textbooks and instructional resources to help teachers and students at every stage of K12 learning in the United States.  It employs approximately 1,330 people. The US K12 courseware business had gross assets of £648m and net assets of £75m as at 31 December 2018 and generated around £364m of revenue and approximately £20m1 of adjusted and statutory operating profit in 2018.

The transaction is expected to complete at the end of the first quarter of 2019 and cash proceeds generated in due course will be used for general corporate purposes.

John Fallon, Pearson's chief executive, said:

"School publishing in America has been an important part of Pearson for many years, and what it does matters to teachers and students across the country. We're pleased to have found new owners who are committed to its future, and we wish it every success.  The sale frees us up to focus on the digital first strategy that will drive our future growth. Through our assessment, virtual school, advanced placement and career and technical education programmes, we will still serve schools across America and we will now be better placed to focus on the areas in which we can best help their students to be successful in their studies and future careers."

Barclays and Citi acted as financial advisors and Morgan, Lewis & Bockius acted as legal advisors to Pearson on this transaction.

Kirkland & Ellis acted as legal advisor to Nexus on this transaction.

Notes:

1. Statutory adjusted operating profit post IFRS15. This equates to around £11m of profit pre IFRS15.

About Pearson
Pearson is the world's learning company, with expertise in educational courseware and assessment, and a range of teaching and learning services powered by technology. Our mission is to help people make progress in their lives through learning. We believe that learning opens up opportunities, creating fulfilling careers and better lives. For more, visit: www.pearson.com/corporate.

About Nexus Capital Management LP

Nexus is an alternative asset investment management company based in Los Angeles, California that was founded in 2013.  Nexus employs a flexible investment mandate that focuses on long-term value creation by partnering with leading management teams and businesses.
For more information on Nexus, please visit www.nexuslp.com.

This announcement contains inside information

For more information

T: + 44 (0)20 7010 2310
Investors: Jo Russell, Tom Waldron, Anjali Kotak
International media: Tom Steiner
US media: Laura Howe +1 202 748 3284

Ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 February 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary